ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated April 30, 2007 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2007

This supplement corrects certain information contained in the variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your variable annuity Contract Prospectus and Contract Prospectus Summary.

The Fund List located on the second page of the Contract Prospectus and on the third page of the Contract Prospectus Summary is deleted and replaced with the list on the following page:

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

AIM V.I. Capital Appreciation Fund (Series I)	ING Neuberger Berman Partners Portfolio (S Class)	ING VP Global Science and Technology Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING OpCap Balanced Value Portfolio (S Class)	ING VP Growth and Income Portfolio (Class I)
Calvert Social Balanced Portfolio	ING Oppenheimer Global Portfolio (I Class)	ING VP Growth Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Oppenheimer Main Street Portfolio® (Class S)	ING VP Index Plus International Equity Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Oppenheimer Strategic Income Portfolio (I Class)	ING VP Index Plus LargeCap Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING PIMCO High Yield Portfolio (Class S)	ING VP Index Plus MidCap Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class)	ING PIMCO Total Return Portfolio (S Class)	ING VP Index Plus SmallCap Portfolio (Class I)
Franklin Small Cap Value Securities Fund (Class 2)	ING Pioneer Equity Income Portfolio (Class I)[2]	ING VP Intermediate Bond Portfolio (Class I)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)	ING Pioneer Fund Portfolio (Class I)	ING VP International Equity Portfolio (Class I)
ING American Century Large Company Value Portfolio (S Class)	ING Pioneer High Yield Portfolio (I Class)	ING VP International Value Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Pioneer Mid Cap Value Portfolio (Class I)	ING VP MidCap Opportunities Portfolio (Class I)
ING Baron Asset Portfolio (S Class)	ING Solution 2015 Portfolio (S Class)[3]	ING VP Money Market Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (S Class)	ING Solution 2025 Portfolio (S Class)[3]	ING VP Real Estate Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Solution 2035 Portfolio (S Class)[3]	ING VP Small Company Portfolio (Class I)
ING Columbia Small Cap Value II Portfolio (S Class)	ING Solution 2045 Portfolio (S Class)[3]	ING VP SmallCap Opportunities Portfolio (Class I)
ING Davis Venture Value Portfolio (S Class)	ING Solution Income Portfolio (S Class)[3]	ING VP Strategic Allocation Conservative Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING Stock Index Portfolio (Class I)	ING VP Strategic Allocation Growth Portfolio (Class I)
ING FMRSM Diversified Mid Cap Portfolio (Class S) *	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	ING VP Strategic Allocation Moderate Portfolio (Class I)
ING FMRSM Large Cap Growth Portfolio (Class I)*[1]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)	ING VP Value Opportunity Portfolio (Class I)
ING Fundamental Research Portfolio (S Class)	ING T. Rowe Price Equity Income Portfolio (Class S)	ING Wells Fargo Disciplined Value Portfolio (Class S)[1]
ING Global Resources Portfolio (Class S)	ING T. Rowe Price Growth Equity Portfolio (I Class)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (S Class)	Lord Abbett Series Fund – Growth and Income Portfolio (Class VC)
ING JPMorgan International Portfolio (I Class)	ING Templeton Global Growth (Class S)	Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING Thornburg Value Portfolio (I Class)[1]	OpCap Mid Cap Portfolio[4]
ING JPMorgan Small Cap Core Equity Portfolio (Class S)[1]	ING UBS U.S. Large Cap Equity Portfolio (I Class)	Oppenheimer Main Street Small Cap Fund® /VA
ING Julius Baer Foreign Portfolio (Class S)	ING Van Kampen Comstock Portfolio (S Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Legg Mason Partners Aggressive Growth Portfolio (I Class)	ING Van Kampen Equity and Income Portfolio (I Class)	Pioneer Emerging Markets VCT Portfolio (Class I)[4]
ING Legg Mason Value Portfolio (Class S)	ING Van Kampen Growth and Income Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class I)
ING Lord Abbett Affiliated Portfolio (Class I)	ING Van Kampen Real Estate Portfolio (Class S)	Pioneer Fund VCT Portfolio (Class I)
ING Marsico Growth Portfolio (Class S)	ING VP Balanced Portfolio, Inc. (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Marsico International Opportunities Portfolio (Class S)	ING VP Financial Services Portfolio (Class I)	Pioneer Mid Cap Value VCT Portfolio (Class I)
ING MFS Total Return Portfolio (Class S)		Wanger International Small Cap[4]
ING MFS Utilities Portfolio (Class S)		Wanger Select
		Wanger U.S. Smaller Companies

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* FMR is a service mark of Fidelity Management & Research Company.

[1] This fund has changed its name to the name listed above. See "Appendix IV – Fund Descriptions" in the Contract Prospectus for a complete list of former and current fund names.

[2] This fund is scheduled to be available on May 11, 2007.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" in the Contract Prospectus for additional information.

[4] This fund is scheduled to be available on May 7, 2007.